Exhibit 99.1

*Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

*GDS Holdings Limited** (the "**Company**") is controlled through weighted voting rights. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting right, or WVR, structure. Particularly, the WVR beneficiary, whose interests may not necessarily be aligned with those of our shareholders as a whole, will be in a position to exert significant influence over the outcome of shareholders' resolutions, irrespective of how other shareholders vote. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on the Nasdaq Global Market in the United States under the symbol GDS.*



GDS Holdings Limited
萬國數據控股有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited)

(Stock Code: 9698)

ANNOUNCEMENT

Reference is made to the Company's announcement on August 22, 2023 regarding its unaudited financial results for the three months and six months ended June 30, 2023 (the "**Results Announcement**"). Further to the Results Announcement and pursuant to Rule 19C.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**"), we hereby provide a reconciliation statement as prepared by the directors of the Company setting out the effects of material differences between the Company's financial information prepared under U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards as at June 30, 2023 and for the six month period ended June 30, 2023 (the "**Reconciliation Statement**"). This announcement and the Results Announcement all together form the interim report of the Company for the six months ended June 30, 2023.

This announcement is available for viewing on the website of the Hong Kong Stock Exchange at www.hkexnews.hk and our website at www.gds-services.com.


By order of the Board
GDS Holdings Limited **
Mr. William Wei Huang
Chairman and Chief Executive Officer


Hong Kong, September 29, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. William Wei Huang as the chairman, Mr. Sio Tat Hiang as the vice-chairman, Mr. Satoshi Okada, Mr. Bruno Lopez, Mr. Lee Choong Kwong, and Mr. Gary J. Wojtaszek as directors, and Mr. Lim Ah Doo, Ms. Bin Yu, Mr. Zulkifli Baharudin, Mr. Chang Sun and Ms. Judy Qing Ye as independent directors.

*   *For identification purposes only*

**   *Incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited*

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The unaudited interim condensed consolidated financial information for the six months ended June 30, 2023 of GDS Holdings Limited (the "Company") are prepared under U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and reviewed by the Audit Committee of the Board.

Basis of Preparation

The Directors of the Company are responsible for preparing the Company's reconciliation statement in relation to the effects of material differences between the Company's financial information prepared under U.S. GAAP and International Financial Reporting Standards ("IFRS") as of and for the six months ended June 30, 2023 (the "Reconciliation Statement") in accordance with the relevant requirements of the Listing Rules and relevant guidance in HKEX-GL111-22. The Reconciliation Statement comprises a reconciliation setting out the financial effect of material differences between the Company's accounting policies under U.S. GAAP and IFRS, and an explanation of such differences.

Reconciliation Process

The process applied in the preparation of Reconciliation Statement includes:

(i) Extracting relevant financial information from the Company's unaudited interim condensed consolidated financial information for the six months ended June 30, 2023 as disclosed in the interim report released on August 22, 2023 prepared in accordance with U.S. GAAP as the "Amounts as reported under U.S. GAAP" in respect of the unaudited condensed consolidated statement of operations for the six months ended June 30, 2023 and the unaudited condensed consolidated balance sheet as of June 30, 2023;

(ii) Identifying changes to the accounting policies under U.S. GAAP which are considered necessary in order for the accounting policies to conform to the relevant requirements of IFRS and quantifying the financial effects resulting from such changes; and

(iii) Preparing the description of the reconciliating items to explain the differences in the accounting policies.

Limited Assurance Engagement and Results

KPMG was engaged by the Company to conduct work on the Reconciliation Statement and to report thereon in the form of an independent limited assurance conclusion to the Directors based on the evidence obtained in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information ("HKSAE 3000 (Revised)") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

A limited assurance engagement consists of making inquiries, primarily of persons responsible for the preparation of the Reconciliation Statement, assessing the suitability of the basis of preparation and the reconciliation process, and applying other procedures. The procedures selected depend on their understanding of the Reconciliation Statement and other engagement circumstances, and the consideration of areas where material misstatements are likely to arise. These procedures included:

(i)   Comparing the financial information in the columns "Amounts as reported under U.S. GAAP" as set out in the Reconciliation Statement with the corresponding financial statement line items in the Company's unaudited interim condensed consolidated financial information for the six months ended June 30, 2023 as disclosed in the interim report released on August 22, 2023;

(ii)   Evaluating the adjustments made and evidence supporting the adjustments made in arriving at the "Amounts as reported under IFRS" as set out in the Reconciliation Statement with reference to the basis of preparation and the reconciliation process;

(iii) Checking the arithmetic accuracy of the computation of the "Amounts as reported under IFRS" as set out in the Reconciliation Statement; and

(iv)   Reading the description of the material differences to determine whether it is in line with our knowledge obtained in performing the above procedures.

The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

KPMG's engagement did not involve independent examination of any of the underlying records or other sources from which the Reconciliation Statement was extracted. The procedures performed in accordance with HKSAE 3000 (Revised) is different in scope from an audit or a review conducted in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA and consequently, KPMG did not express an audit opinion nor a review conclusion on the Reconciliation Statement. KPMG's engagement was intended solely for the use of the Directors in connection with the Company's interim report for the six months ended 30 June, 2023 and may not be suitable for another purpose. Based on the procedures performed and evidence obtained, nothing has come to KPMG's attention that causes them to believe:

(i)   The amounts in the columns "Amounts as reported under U.S. GAAP" as set out in the Reconciliation Statement are not in agreement with the amounts of corresponding financial statement line items in the Company's unaudited interim condensed consolidated financial information for the six months ended June 30, 2023 as disclosed in the interim report released on August 22, 2023;

(ii)   The adjustments made in arriving at the "Amounts as reported under IFRS" as set out in the Reconciliation Statement are not prepared, in all material respects, in accordance with the basis of preparation and reconciliation process as set out above; and

(iii) The computation of the amounts in the columns "Amounts as reported under IFRS" as set out in the Reconciliation Statement are not arithmetically accurate.

The Company's unaudited interim condensed consolidated financial information are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The effects of material differences between U.S. GAAP and IFRS are as follows:

(i)　Reconciliation of consolidated statements of operations data:

| | **For the six months ended June 30, 2022** | | | | | |
| | | **IFRS adjustments** | | | | |
	Amounts as reported under U.S. GAAP	**Lease (Note (a))**	**Convertible Bonds (Note (b))**	**Redeemable preferred Shares (Note (c))**	**Redeemable non-controlling interests (Note (d))**	**Amounts as reported under IFRS**
Cost of revenue	(3,598,986)	30,685	–	–	–	(3,568,301)
Gross profit	**955,018**	**30,685**	**–**	**–**	**–**	**985,703**
General and administrative expenses	(586,891)	15,763	–	–	–	(571,128)
Income from operations	**268,510**	**46,448**	**–**	**–**	**–**	**314,958**
Net interest expenses	(924,319)	(66,381)	(107,850)	(33,279)	–	(1,131,829)
Others, net	39,146	–	–	6,040	(211)	44,975
Loss before income taxes	**(617,747)**	**(19,933)**	**(107,850)**	**(27,239)**	**(211)**	**(772,980)**
Income tax expenses	(130,813)	478	–	–	–	(130,335)
Net loss	**(748,560)**	**(19,455)**	**(107,850)**	**(27,239)**	**(211)**	**(903,315)**
Net loss attributable to redeemable non-controlling interests	655	–	–	–	(655)	–
Net loss attributable to GDS Holdings Limited shareholders	**(748,128)**	**(19,455)**	**(107,850)**	**(27,239)**	**(866)**	**(903,538)**
Accretion to redemption value of redeemable non-controlling interests	(10,801)	–	–	–	10,801	–
Adjustment to the redemption value of redeemable non-controlling interests	(178,982)	–	–	–	178,982	–
Net loss available to GDS Holdings Limited shareholders	**(937,911)**	**(19,455)**	**(107,850)**	**(27,239)**	**188,917**	**(903,538)**
Cumulative dividend on redeemable preferred shares:	(24,430)	–	–	24,430	–	–
Net loss available to GDS Holdings Limited ordinary shareholders	**(962,341)**	**(19,455)**	**(107,850)**	**(2,809)**	**188,917**	**(903,538)**

	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds (Note (b))	Redeemable preferred Shares (Note (c))	Long-lived assets impairment (Note (e))	Amounts as reported under IFRS
For the six months ended June 30, 2023						
			IFRS adjustments			
Cost of revenue	(3,838,294)	32,307	–	–	–	(3,805,987)
Gross profit	**1,042,684**	**32,307**	**–**	**–**	**–**	**1,074,991**
General and administrative expenses	(559,023)	4,864	–	–	1,097	(553,062)
Income from operations	**398,797**	**37,171**	**–**	**–**	**1,097**	**437,065**
Net interest expenses	(953,899)	(57,789)	(214,101)	(36,428)	–	(1,262,217)
Others, net	46,036	–	–	(20,232)	–	25,804
Loss before income taxes	**(511,088)**	**(20,618)**	**(214,101)**	**(56,660)**	**1,097**	**(801,370)**
Income tax expenses	(188,830)	(1,343)	–	–	–	(190,173)
Net loss	**(699,918)**	**(21,961)**	**(214,101)**	**(56,660)**	**1,097**	**(991,543)**
Net loss attributable to GDS Holdings Limited shareholders	**(702,918)**	**(21,961)**	**(214,101)**	**(56,660)**	**1,097**	**(994,543)**
Net loss available to GDS Holdings Limited shareholders	**(702,918)**	**(21,961)**	**(214,101)**	**(56,660)**	**1,097**	**(994,543)**
Cumulative dividend on redeemable preferred shares	(26,201)	–	–	26,201	–	–
Net loss available to GDS Holdings Limited ordinary shareholders	**(729,119)**	**(21,961)**	**(214,101)**	**(30,459)**	**1,097**	**(994,543)**

(ii) Reconciliation of consolidated balance sheets data:

	As of December 31, 2022						
		IFRS adjustments					
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds (Note (b))	Redeemable preferred Shares (Note (c))	Redeemable non-controlling interests (Note (d))	Long-lived assets impairment (Note (e))	Amounts as reported under IFRS
Property and equipment, net	46,916,628	5,530,273	–	–	–	(8,956)	52,437,945
Operating lease right-of-use assets	5,633,946	(5,633,946)	–	–	–	–	–
Goodwill and intangible assets, net	8,124,214	(39,305)	–	–	–	–	8,084,909
Other non-current assets	2,165,088	16,245	–	37,609	–	–	2,218,942
Total assets	**74,813,954**	**(126,733)**	**–**	**37,609**	**–**	**(8,956)**	**74,715,874**
Convertible bonds payable, current	2,083,829	–	(47,489)	–	–	–	2,036,340
Operating lease liabilities, current	175,749	(175,749)	–	–	–	–	–
Finance lease and other financing obligations, current	453,855	168,498	–	–	–	–	622,353
Total current liabilities	**10,603,375**	**(7,251)**	**(47,489)**	**–**	**–**	**–**	**10,548,635**
Convertible bonds payable, non-current	4,294,985	–	(1,020,897)	–	–	–	3,274,088
Operating lease liabilities, non-current	1,617,986	(1,617,986)	–	–	–	–	–
Finance lease and other financing obligations, non-current	8,916,266	1,691,554	–	–	–	–	10,607,820
Redeemable preferred shares	–	–	–	974,304	–	–	974,304
Other long-term liabilities	1,678,629	12,017	–	–	–	–	1,690,646
Total liabilities	**50,629,299**	**78,334**	**(1,068,386)**	**974,304**	**–**	**–**	**50,613,551**
Redeemable preferred shares	1,047,012	–	–	(1,047,012)	–	–	–
Total mezzanine equity	**1,047,012**	**–**	**–**	**(1,047,012)**	**–**	**–**	**–**
Additional paid-in capital	29,048,598	–	1,508,855	329,238	286,053	–	31,172,744
Accumulated other comprehensive loss	(848,360)	(164)	130,529	5,743	–	–	(712,252)
Accumulated deficit	(5,179,705)	(204,903)	(570,998)	(224,664)	(286,053)	(8,956)	(6,475,279)
Total GDS Holdings Limited shareholders' equity	**23,021,049**	**(205,067)**	**1,068,386**	**110,317**	**–**	**(8,956)**	**23,985,729**
Total equity	**23,137,643**	**(205,067)**	**1,068,386**	**110,317**	**–**	**(8,956)**	**24,102,323**
Total liabilities, mezzanine equity and equity	**74,813,954**	**(126,733)**	**–**	**37,609**	**–**	**(8,956)**	**74,715,874**

	As of June 30, 2023						
		IFRS adjustments					
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds (Note (b))	Redeemable preferred Shares (Note (c))	Redeemable non-controlling interests (Note (d))	Long-lived assets impairment (Note (e))	Amounts as reported under IFRS
Prepaid expenses and other current assets	888,785	(1,223)	–	–	–	581	888,143
Total current assets	**12,180,331**	**(1,223)**	**–**	**–**	**–**	**581**	**12,179,689**
Property and equipment, net	48,741,000	5,447,856	–	–	–	(8,706)	54,180,150
Operating lease right-of-use assets	5,564,165	(5,564,165)	–	–	–	–	–
Goodwill and intangible assets, net	8,027,083	(39,305)	–	–	–	–	7,987,778
Other non-current assets	2,519,290	14,563	–	18,787	–	–	2,552,640
Total assets	**77,054,564**	**(142,274)**	**–**	**18,787**	**–**	**(8,125)**	**76,922,952**
Accrued expenses and other payables	1,277,369	18	–	–	–	–	1,277,387
Operating lease liabilities, current	189,634	(189,634)	–	–	–	–	–
Finance lease and other financing obligations, current	479,264	182,156	–	–	–	–	661,420
Total current liabilities	**9,719,834**	**(7,460)**	**–**	**–**	**–**	**–**	**9,712,374**
Convertible bonds payable, non-current	8,597,060	–	(1,807,467)	–	–	–	6,789,593
Operating lease liabilities, non-current	1,533,036	(1,533,036)	–	–	–	–	–
Finance lease and other financing obligations, non-current	8,354,819	1,613,679	–	–	–	–	9,968,498
Redeemable preferred shares	–	–	–	1,021,332	–	–	1,021,332
Other long-term liabilities	1,685,923	11,659	–	–	–	–	1,697,582
Total liabilities	**53,665,517**	**84,842**	**(1,807,467)**	**1,021,332**	**–**	**–**	**52,964,224**
Redeemable preferred shares	1,086,128	–	–	(1,086,128)	–	–	–
Total mezzanine equity	**1,086,128**	**–**	**–**	**(1,086,128)**	**–**	**–**	**–**
Additional paid-in capital	29,167,398	–	2,372,576	355,439	286,053	–	32,181,466
Accumulated other comprehensive loss	(1,112,304)	(252)	219,990	9,468	–	(266)	(883,364)
Accumulated deficit	(5,882,623)	(226,864)	(785,099)	(281,324)	(286,053)	(7,859)	(7,469,822)
Total GDS Holdings Limited shareholders' equity	**22,172,987**	**(227,116)**	**1,807,467**	**83,583**	**–**	**(8,125)**	**23,828,796**
Total equity	**22,302,919**	**(227,116)**	**1,807,467**	**83,583**	**–**	**(8,125)**	**23,958,728**
Total liabilities, mezzanine equity and equity	**77,054,564**	**(142,274)**	**–**	**18,787**	**–**	**(8,125)**	**76,922,952**

Notes:

(a)   Leases

Under U.S. GAAP, there is a dual-classification lease accounting model for lessees: finance leases and operating leases. For operating leases, unless the right-of-use asset has been impaired, the amortization of right-of-use assets and the interest expense of lease liabilities are recorded together as a single lease cost on a straight-line basis over the remaining lease term.

Under IFRS, all leases are classified as finance leases, where right-of-use assets are amortized on a straight-line basis, while interest expense of lease liabilities are recorded in interest expenses under the effective interest method, which generally yields a "front-loaded" expense with more expense recognized in earlier years of the lease.

(b)   Convertible bonds

Under U.S. GAAP, the convertible bonds of the Company are classified as liabilities and measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using effective interest method over the period from the issuance date to the maturity date.

Under IFRS, the convertible bonds of the Company are divided into liability and equity components with the initial value of the liability component being the present value of a straight bond and the remaining value allocated to the equity component. The issuance cost is allocated between the liability and equity components. The liability component of the convertible bonds is subsequently measured at amortized cost using the effective interest rate method.

(c)   Redeemable preferred shares

Under U.S. GAAP, the redeemable preferred shares of the Company are classified as mezzanine equity since they are redeemable at the option of the holder. The issuance cost is treated as an adjustment to the initial value of the redeemable preferred shares. The redeemable preferred shares are subsequently accreted to the redemption value.

Under IFRS, the redeemable preferred shares are divided into liability and equity components with the initial value of the liability component referring the present value of a straight debt and the remaining value allocated to the equity component. The issuance cost is allocated between the liability and equity components. The liability component of the redeemable preferred shares is subsequently amortized using effective interest rate.

(d)   Redeemable non-controlling interests

Under U.S. GAAP, when the non-controlling interests are redeemable at the option of the non-controlling shareholder, or contingently redeemable upon the occurrence of a conditional event that is not solely within the control of the Company, the non-controlling interests are separately classified as mezzanine equity. The redeemable non-controlling interests are initially recorded at fair value and subsequently measured at the higher of initial fair value, increased or decreased for the non-controlling interests' share of net income or loss, or the redemption value of the non-controlling interests.

Under IFRS, redeemable non-controlling interests are presented as liability, as the Company does not have the unconditional right to avoid delivering cash or another financial asset. Redeemable non-controlling interests are measured at fair value subsequently.

(e)   Long-lived assets impairment

Under U.S. GAAP, two-step approach is used in the measurement and recognition of impairment loss of long-lived assets. During step one, recoverability test, the carrying amount is first compared with the undiscounted cash flows, using entity specific assumptions. During step two, measurement test, if the carrying amount is higher than the undiscounted cash flows, an impairment loss is measured as the difference between the carrying value and fair value.

Under IFRS, a one-step approach is used in impairment testing. The carrying amount is compared with the recoverable amount, which is the higher of fair value less costs of disposal or the asset's value in use based on the net present value of future cash flows. Therefore, the difference in impairment assessment results in difference in impairment loss under IFRS. In addition, the lease accounting difference leads to difference in the carrying amounts of ROU assets and thus results in difference in impairment loss.